

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 23, 2015

Via E-Mail
Thomas Mathers
Chief Executive Officer
CoLucid Pharmaceuticals, Inc.
15 New England Executive Park
Burlington, MA 01803

      **Re: CoLucid Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 24, 2015
           CIK No. 0001348649**

Dear Mr. Mathers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your disclosure concerning your need to engage a collaboration partner prior to moving ahead with the pivotal Phase III trial of IV Lasmiditan. Please revise to disclose this information in the summary on page 4 where you discuss the development of IV Lasmiditan, as a bulleted risk under Risk Factors on page 5 and in the Risk Factors section as a separate risk factor.

Table of Contents, page ii

2. We note your statement that "[i]ndustry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We have not independently verified market and industry data from third-party sources and investors should not place

undue reliance on this information." Please delete these two sentences from your prospectus or specifically state that you are responsible for the referenced information.

Our Company, page 1

3. Please disclose that you license your intellectual property from Eli Lilly and Company and briefly discuss the intellectual property you license (i.e., the types of patent protection and the products to which they relate).

4. We note your disclosure on page 1 and 76 that you "believe [you] will have commercial exclusivity for lasmiditan and IV lasmiditan in the United States into 2030." Please revise to state instead, if true, that you have U.S. patent-based commercial exclusivity for lasmiditan and IV lasmiditan until 2025 but you expect this protection will be extended into 2030. Also, briefly state the basis for your belief that exclusivity will be extended to 2030.

Our Product Candidates, page 3

5. Your table of pipeline candidates on pages 3 and 77 does not appear to reflect precisely the status of your various development efforts. Specifically, we note that the arrow for lasmiditan extends approximately to the middle of Phase 3 although your disclosure states that you "expect to begin enrolling patients in SAMURAI during the second quarter of 2015, with top-line data expected in the third quarter of 2016." Please revise the table so that the arrow stops just beyond and to the right of the dotted line separating Phase 2 and Phase 3.

Risk Factors, page 11

6. We acknowledge your disclosure that lasmiditan is a new chemical entity, that your "product candidates utilize the first new mechanism of action in the last twenty years" and that "Lasmiditan is designed to treat migraine using a novel mechanism by acting as an agonist at the 5-HT$_{1F}$ receptor." Given that you are only now preparing to begin the first of your two planned Phase 3 studies involving large numbers of subjects, and given that novel mechanisms of action typically make uncommon or rare adverse reactions more likely to go undetected by comparatively small Phase II studies, please add a risk factor to discuss how utilizing a new mechanism of action may increase your development risks and costs. Also, please address the greater possibility of discovering unknown or unanticipated adverse effects.

If a successful product liability claim or series of claims is brought against us…, page 29

7. Please revise your disclosure to clarify whether you currently maintain product liability insurance. If you do, please also disclose the extent of your coverage.

Use of Proceeds, page 58

8. We note that you disclose that you plan to use the proceeds of this public offering to, in part, fund your clinical trials and to fund development of your product candidates. Please expand your disclosure to disclose the amount of proceeds you plan to allocate to both Lasmiditan and IV Lasmiditan and identify the stage of development you expect to reach using such proceeds for both products.

General and Administrative Expenses, page 68

9. We note your disclosure that you "anticipate increased expenses related to costs associated with being a public company." Please expand this disclosure to include an estimate of the additional legal, accounting and other costs you expect to incur as a public company.

Stock-Based Compensation, page 69

10. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Research and Development Expenses, page 70

11. You present two product candidates on page 77. Please expand your disclosures to include the total costs incurred during each period presented for each product candidate separately or disclose why you do not provide such disclosure. If you cannot disaggregate the amount of expense by product candidate, disaggregate the amount by nature of expenses or in some other manner.

Business, page 76

12. We note your disclosure on page 76 that you have completed seven clinical trials in which you dosed subjects with either lasmiditan or IV lasmiditan. Please disclose, where applicable in your business section, when investigational new drug applications (``INDs´´) were filed for the commencement of clinical trials for each of your drug product candidates and provide the name of the trial sponsor and the subject/indication of the INDs, or explain why an IND was not necessary for a particular trial.

Lasmiditan's Novel Mechanism of Action, page 83

13. Please explain the meaning of "lipophilic" and why lasmiditan being highly lipophilic may be advantageous in the treatment of migraine headaches.

Completed Phase 2b Clinical Trial, page 86

14. We note your use of p-values in Figures 2 and 3. Please explain the meaning and import of p-values and statistical significance, how the two concepts are related and what the accepted threshold is for statistical significance. You should also provide the actual p-values obtained at each dosage level. The charts just identify the dosages where results were obtained at or beyond the statistically significant level of $p<0.05$. Also, on pages 96 to 98 where you discuss the results achieved in the Phase 2b IV Lasmiditan trial, you should provide the p-values obtained as to each endpoint.

Planned Clinical Trials, page 92

15. Your disclosure regarding whether you have begun your Phase III SAMURAI trial appears inconsistent. On page 5 you refer to your "recently initiated SAMURAI trial" whereas on page 93 you disclose that "SAMURAI will be a prospective study." We note that your activities in support of the SAMURAI trial thus far appear to have been preparatory in nature and no subjects have yet been enrolled. Please revise your disclosure throughout to consistently and accurately reflect the current status of your SAMURAI trial.

16. We note your disclosure on page 92 regarding the first Phase III pivotal trial which was also the subject of your special protocol assessment (SPA) agreement with the FDA. You should disclose whether lasmiditan will be compared to any approved treatments, such as one or more of the triptan class and, if so, you should identify the comparator and whether the trials will be non-inferiority or superiority trials. If not, please disclose why the FDA did not request this comparison during the SPA review.

17. We acknowledge your disclosure throughout the prospectus regarding your SPA agreement with the FDA. For your SAMURAI trial, please disclose the percentage of subjects that will receive either 100 mg lasmiditan dosing, 200 mg lasmiditan dosing, or placebo.

18. Please disclose what you believe is the minimum acceptable profile (MAP) that you will need to demonstrate for Lasmiditan to be approved by the FDA?

Intellectual Property, page 102

19. Please revise your discussion of your patent portfolio to disclose as to each patent family (CLD01, CLD02 and CLD03):
    • the applicable jurisdictions; and
    • the expiration dates.

Strategic Relationships, page 102

20. We note your disclosure of your agreement with Eli Lilly. Please revise your disclosure to include:
    - your aggregate potential future milestone payments;
    - the aggregate milestone payments made to date; and
    - a royalty range expressed within ten percent.

    Please be advised that a "low double digits" royalty range is not a sufficiently narrow description.

21. We note your disclosure of your agreement with Ildong Pharmaceutical Co., Ltd. Please revise your disclosure to include:
    - the aggregate potential future milestone payments;
    - royalty rates, if applicable;
    - the identity of the "certain Southeast Asian countries"; and
    - the duration and termination provisions.

Note 6: License Agreements, page F-20

22. Disclose the nature of the amendments to the Eli Lilly agreement which were made on February 10, 2015.

Note 6: Distribution and Supply Agreement, page F-21

23. Provide us your analysis of the accounting for the Distribution and Supply Agreement with Ildong Pharmaceutical Co relating to the $1.5 million initial upfront payment and when you will recognize this amount in revenue. Include references to supporting authoritative literature.

Note 8: Subsequent Events, page F-21

24. Provide us your analysis of the accounting for the issuance of Series C redeemable convertible preferred stock in January 2015 for approximately $0.21 per share. If no beneficial conversion feature will be recognized, tell us why not. Also, tell us how you will account for the inducement for holders of the Series A and Series B convertible preferred stock to participate in the Series C financing resulting in issuing additional Series A and Series B convertible preferred stock. Reference supporting authoritative literature.

Other Comments

25. Please file as many of your exhibits as possible with your next filing, whether that filing is an amendment to your draft registration statement or a publicly-filed Form S-1. Be advised that we will not be able to complete our examination of your offering until such documents are provided.

26. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28. Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

    You may contact Lisa Vanjoske at (202) 551- 3614 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

                                    Sincerely,

                                    /s/ Jeffrey P. Riedler

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: Via E-Mail
        Jonathan R. Zimmerman, Esq.
        Faegre Baker Daniels LLP